UNITED STATES

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G/A

(Amendment No. 1)

(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO RULES 13d-1(b), (c) AND (d) AND AMENDMENTS THERETO FILED

PURSUANT TO §240.13d-2

ComSovereign Holding Corp.
(Name of Issuer)

Common Stock, $0.0001 par value
(Title of Class of Securities)

205650401
(CUSIP Number)

February 23, 2023
(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1 (b)

☒	Rule 13d-1 (c)

☐	Rule 13d-1 (d)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following page(s))

CUSIP No. 205650401	13G/A	Page 2 of 7 Pages

1	NAME OF REPORTING PERSON Phillip Frost, M.D.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION U.S.A.
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON	5	SOLE VOTING POWER 8,209
	6	SHARED VOTING POWER 37,409
	7	SOLE DISPOSITIVE POWER 8,209
	8	SHARED DISPOSITIVE POWER 37,409
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 45,618 (1)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 1.7% (2)
12	TYPE OF REPORTING PERSON IN

(1)	Includes (i) 8,209 shares of Common Stock held individually by Dr. Phillip Frost, (ii) 23,973 shares of Common Stock held by Frost Gamma Investments Trust (“FGIT”), of which Dr. Phillip Frost is the trustee of FGIT. Frost Gamma L.P. is the sole and exclusive beneficiary of FGIT. Dr. Phillip Frost is one of two limited partners of Frost Gamma L.P. The general partner of Frost Gamma L.P. is Frost Gamma, Inc. and the sole shareholder of Frost Gamma, Inc. is Frost-Nevada Corporation. Dr. Phillip Frost is also the sole shareholder of Frost-Nevada Corporation, and (iii) 13,436 shares of Common Stock held by Frost Nevada Investments Trust (“FNIT”), of which Dr. Phillip Frost is the trustee of FNIT. Frost-Nevada L.P. is the sole and exclusive beneficiary of FNIT. Dr. Phillip Frost is one of seven limited partners of Frost-Nevada L.P. and the sole shareholder of Frost-Nevada Corporation, the sole general partner of Frost-Nevada L.P.

(2)	Calculated based on 2,683,571 shares of common stock, par value $0.0001 (the “Common Stock”) of ComSovereign Holding Corp. (the “Issuer”), outstanding as of February 23, 2023, as reported in the Issuer’s Quarterly Report on Form 10-Q, filed with the Securities and Exchange Commission (the “SEC”) on February 24, 2023.

CUSIP No. 205650401	13G/A	Page 3 of 7 Pages

1	NAME OF REPORTING PERSON Frost Gamma Investments Trust
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Florida
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 23,973 (1)
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 23,973 (1)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 23,973 (1)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 0.9% (2)
12	TYPE OF REPORTING PERSON OO

(1)	Represents 23,973 shares of Common Stock held by FGIT, of which Dr. Phillip Frost is the trustee of FGIT. Frost Gamma L.P. is the sole and exclusive beneficiary of FGIT. Dr. Phillip Frost is one of two limited partners of Frost Gamma L.P. The general partner of Frost Gamma L.P. is Frost Gamma, Inc. and the sole shareholder of Frost Gamma, Inc. is Frost-Nevada Corporation. Dr. Phillip Frost is also the sole shareholder of Frost-Nevada Corporation.

(2)	Calculated based on 2,683,571 shares of Common Stock of the Issuer, outstanding as of February 23, 2023, as reported in the Issuer’s Quarterly Report on Form 10-Q, filed with the SEC on February 24, 2023.

CUSIP No. 205650401	13G/A	Page 4 of 7 Pages

1	NAME OF REPORTING PERSON Frost Nevada Investments Trust
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Florida
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 13,436 (1)
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 13,436 (1)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 13,436 (1)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 0.5% (2)
12	TYPE OF REPORTING PERSON OO

(1)	Represents 13,436 shares of Common Stock held by FNIT, of which Dr. Phillip Frost is the trustee of FNIT. Frost-Nevada L.P. is the sole and exclusive beneficiary of FNIT. Dr. Phillip Frost is one of seven limited partners of Frost-Nevada L.P. and the sole shareholder of Frost-Nevada Corporation, the sole general partner of Frost-Nevada L.P.

(2)	Calculated based on 2,683,571 shares of Common Stock of the Issuer, outstanding as of February 23, 2023, as reported in the Issuer’s Quarterly Report on Form 10-Q, filed with the SEC on February 24, 2023.

CUSIP No. 205650401	13G/A	Page 5 of 7 Pages

Item 1.

(a)	Name of Issuer: ComSovereign Holding Corp.

(b)	Address of Issuer's Principal Executive Offices: 6890 E Sunrise Drive, Suite 120-506 Tucson, AZ 85750

Item 2.

(a)	Name of Persons Filing:	Phillip Frost, M.D. Frost Gamma Investments Trust Frost Nevada Investments Trust

(b)	Address of Principal Business Office or if none, Residence:

Dr. Phillip Frost - 4400 Biscayne Blvd. Miami, FL 33137

Frost Gamma Investments Trust - 4400 Biscayne Blvd. Miami, FL 33137

Frost Nevada Investments Trust - 4400 Biscayne Blvd. Miami, FL 33137

(c)	Citizenship:	Phillip Frost, M.D. - U.S.A. Frost Gamma Investments Trust is organized under the laws of State of Florida Frost Nevada Investments Trust is organized under the laws of State of Florida

(d)	Title of Class of Securities: Common Stock, $0.0001 par value

(e)	CUSIP Number: 205650401

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a: Not Applicable

Item 4.	Ownership

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)	Amount Beneficially Owned:

Phillip Frost, M.D. – 45,618 (1)

Frost Gamma Investments Trust – 23,973

Frost Nevada Investments Trust – 13,436

(b)	Percent of Class:

Phillip Frost, M.D. – 1.7%

Frost Gamma Investments Trust – 0.9%

Frost Nevada Investments Trust – 0.5%

The percentage of class was calculated based on 2,683,571 shares of common stock, par value $0.0001 (the “Common Stock”) of the Issuer, outstanding as of February 23, 2023, as reported in the Issuer’s Quarterly Report on Form 10-Q, filed with the Securities and Exchange Commission (the “SEC”) on February 24, 2023.

CUSIP No. 205650401	13G/A	Page 6 of 7 Pages

(c)	Number of shares as to which such person has:

(i)	sole power to vote or to direct the vote:

Phillip Frost, M.D. – 8,209

Frost Gamma Investments Trust - 0

Frost Nevada Investments Trust – 0

(ii)	shared power to vote or to direct the vote:

Phillip Frost, M.D. – 37,409

Frost Gamma Investments Trust – 23,973

Frost Nevada Investments Trust – 13,436

(iii)	sole power to dispose or to direct the disposition of:

Phillip Frost, M.D. – 8,209

Frost Gamma Investments Trust - 0

Frost Nevada Investments Trust - 0

(iv)	shared power to dispose or to direct the disposition of:

Phillip Frost, M.D. – 37,409

Frost Gamma Investments Trust – 23,973

Frost Nevada Investments Trust – 13,436

(1)	Includes (i) 8,209 shares of Common Stock held individually by Dr. Phillip Frost; (ii) 23,973 shares of Common Stock held by FGIT, of which Dr. Phillip Frost is the trustee of FGIT. Frost Gamma L.P. is the sole and exclusive beneficiary of FGIT. Dr. Phillip Frost is one of two limited partners of Frost Gamma L.P. The general partner of Frost Gamma L.P. is Frost Gamma, Inc. and the sole shareholder of Frost Gamma, Inc. is Frost-Nevada Corporation. Dr. Phillip Frost is also the sole shareholder of Frost-Nevada Corporation; (iii) 13,436 shares of Common Stock held by FNIT, of which Dr. Phillip Frost is the trustee of FNIT. Frost-Nevada L.P. is the sole and exclusive beneficiary of FNIT. Dr. Phillip Frost is one of seven limited partners of Frost-Nevada L.P. and the sole shareholder of Frost-Nevada Corporation, the sole general partner of Frost-Nevada L.P. The reporting person disclaims beneficial ownership of these securities, except to the extent of any pecuniary interest therein and this report shall not be deemed an admission that the reporting person is the beneficial owner of these securities for purposes of Section 16 or for any other purpose.

Item 5.	Ownership of Five Percent or Less of a Class: If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following ☒.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person: Not Applicable

Item 7.	Identification and Classification of Subsidiary Which Acquired the Securities: Not Applicable

Item 8.	Identification and Classification of Members of the Group: Not Applicable

Item 9.	Notice of Dissolution of Group: Not Applicable

Item 10.	Certifications: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

CUSIP No. 205650401	13G/A	Page 7 of 7 Pages

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: April 19, 2023	By:	/s/ Phillip Frost, M.D.
	Name:	Phillip Frost, M.D.
	Title:	Phillip Frost, M.D., Individually

FROST GAMMA INVESTMENTS TRUST

Dated: April 19, 2023	By:	/s/ Phillip Frost, M.D.
	Name:	Phillip Frost, M.D.
	Title:	Trustee

FROST NEVADA INVESTMENTS TRUST

Dated: April 19, 2023	By:	/s/ Phillip Frost, M.D.
	Name:	Phillip Frost, M.D.
	Title:	Trustee

EXHIBIT INDEX

Exhibit 1 Joint Filing Agreement as required by Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended.